

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2013

Via E-mail
Michael A. DeSimone
Chief Executive Officer
Borderfree, Inc.
292 Madison Avenue, 5th Floor
New York, NY 10017

> **Re: Borderfree, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted July 19, 2013**
> **CIK No. 0001277141**

Dear Mr. DeSimone:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,

whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please update your financial statements through June 30, 2013. Refer to Rule 3-12 of Regulation S-X.

Inside Front Cover Page

4.   Your graphics include 5-year performance charts for your total number of customer ecommerce sites on your platform and your gross merchandise volume. Both charts show a pattern of strong growth for these metrics over time. We note, however, that you have a history of net income and losses. In order to balance your disclosure to show that your strong growth in total number of customer ecommerce sites on your platform and your gross merchandise volume has not resulted in consistent profitability, please either revise these charts or provide a chart for your net income or losses for the same periods. Further, your graphics should provide a definition of gross merchandise volume that clarifies it represents orders processed through your platform, but does not represent revenue generated by BorderFree.

Prospectus Summary, page 1

5.   Please provide us supplemental copies of the reports or other source documentation that you cite in your prospectus summary, management's discussion and analysis and your business section from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please advise us if any of these reports were commissioned on your behalf.

6.   We note your discussion of Adjusted Revenue on page 2. Please identify this as a non-GAAP measure.

7.   In addition to your graphics, you should provide disclosure in your prospectus summary on page 2 of your recent periods of net income or losses to balance your disclosure of other metrics that indicate strong growth.

8.   You describe on page 4 the importance of your growing data asset, which is described as the information you collect from your customers' consumers who have orders processed through your ecommerce and fulfillment services. Further, you indicate that this data asset may provide valuable intelligence or reports that may be used for marketing or other

purposes for your retailer or brand customers. Please revise here and elsewhere appropriate to clarify whether you generate any separate revenue from this data or the reports that you may generate from it. It is unclear whether you monetize this asset beyond making your core products and services more attractive to your customers.

9.   Please disclose that four principal stockholders, two of which are affiliated with management, have substantial control over BorderFree after this offering.

Risk Factors, page 15

10.   Please advise us whether a risk factor is necessary to discuss the preemptive rights that certain stockholders possess under the Investor Rights Agreement. Also, please revise here and where appropriate when or the circumstances under which the preemptive rights and registration rights terminate.

Use of Proceeds, page 43

11.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K and Instruction 7 to Item 504. We note on pages 5, 80 and 81 you describe growth plans, but do not indicate if they will be funded via offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 50

12.   Please revise your management's discussion and analysis to provide further quantitative and qualitative disclosure that focuses on the analysis of material trends, events and uncertainties. Your management's discussion and analysis should give readers a view of the company through the eyes of management. See SEC Release No. 33-8350. On page 25, you list various factors that could affect your quarterly operating results, but they are presented as reasons why your stock price may decline at some undetermined point in the future. To the extent any of those factors present material trends, events, and uncertainties that have or will affect your operations in the next 12 months, you should discuss them in more detail with specific facts and quantitative and qualitative disclosures.

13.   You indicate on page 50 that the basis of your platform today was developed in 2008 and you acquired the Borderfree business unit of Canada Post Corporation in March 2012. However, your prospectus summary, management's discussion and analysis and business

section present your ecommerce platform business as a unified entity, without discussing how the Canada Post business was integrated into your existing business. It is unclear whether you use the same technology, offer the same services, and/or if your agreements contain similar terms or arrangements. Please revise to clarify how the acquisition of Canada Post's Borderfree unit altered your existing business operations.

14.   Please describe the material terms of your transactions to acquire the Borderfree unit of the Canada Post in an appropriate place, or explain to us why you believe it is not material. Further, please file this agreement, pursuant to Item 601 of Regulation S-K, or advise why you believe it is not required.

15.   On page 51, you disclose substantially all of your customers were U.S.-based retailers engaged in cross-border ecommerce. Please revise to clarify whether any of your customers are solely Canadian units of U.S.-based retailers that you acquired from the Canada Post in 2012. If not, please clarify whether the Canada Post's Borderfree unit that you acquired consisted of mostly U.S.-based clients.

Key Metrics, page 51

16.   Revise your definition of gross merchandise volume to clearly indicate that this metric does not represent revenue earned by the Company.

17.   In light of your risk factors on pages 16 and 25 that discuss the importance of your customers renewing their agreements, please revise to provide your renewal rates or similar metrics. Otherwise explain to us why such metrics are not material to an understanding of your business.

18.   In light of the fact that a majority of your revenues are derived from your largest 10 customers for fiscal year 2012, please advise us why the number of orders shipped and fulfillment revenue per order, as briefly described on page 64, are not key metrics as opposed to the total number of customers.

Revenues, page 52

19.   Please clarify here and in your business section how customer returns affect your ecommerce services and fulfillment revenue. It is unclear whether you or your customers bear the expense for returns and exchanges.

20.   Please provide a more detailed discussion of how you generate fulfillment revenue. For example, please clarify whether a portion of the fulfillment revenue is based on a percentage of the sales value of the goods sold, a per unit charge for the logistics and handling aspect of the fulfillment service, or if your entire fulfillment revenue is solely dependent on your shipping costs.

21.   Please revise where appropriate to clarify the level of negotiation involved with your
        customers on how you set your prices for fulfillment. Also, please clarify the extent that
        your customers are not fully reimbursed for fulfillment services from their respective
        consumers. For example, if there is a trend that your customers are offering free
        international or subsidized international shipping due to competitive pressures, you
        should discuss how this trend affects your pricing and margins for fulfillment services.

Revenue Recognition, page 56

22.   Please clarify if you recognize any revenue or fee related to the implementation of your
        platform for a new customer. In this regard, we note your disclosure on page 3, "After a
        minimal initial investment for integration with our platform…."

23.   We note your global transportation and logistics coordination disclosures beginning on
        page 83. We further note your disclosure on page 57 that you have evaluated transactions
        with customers and consumers for multi-element arrangements and determined that there
        is a single unit of accounting for each transaction. Please clarify if you recognize global
        ecommerce services revenue when the parcels are received at your third-party hub
        facilities or when the parcel is received by the consumer. In this regard, we note your
        policy disclosure appears to differentiate revenue recognized from your customers and
        from fulfillment services.

Stock-based Compensation, page 58

24.   When your estimated IPO price is available, please revise to disclose the significant
        factors contributing to the difference between the IPO price and the fair value determined
        as of the date of your last option grant. This reconciliation should describe significant
        intervening events within the company and changes in assumptions (e.g., illiquidity,
        minority, or lack of marketability discounts), weighting, and selection of valuation
        methodologies, if any. Tell us when you first initiated discussions with underwriters and
        when the underwriters first communicated their estimated price range and amount for
        your stock.

Results of Operations, page 63

25.   We note that when discussing the increase in revenue you cite the increase in gross
        merchandise volume ("GMV"). Revise your disclosure to indicate whether the increase
        in GMV is due to recognizing a full year of GMV since a customer was new in prior
        period. That is, indicate whether the GMV represents new revenue to your customer or
        did they transition that revenue from their internal platform or from a third-party
        platform.

26.   We note that in the interim period ending March 31, 2013 GMV increased 81.5% in
        comparison to the prior comparable period. Tell us whether the sequential growth rate
        over the quarters has declined. In this regard, provide this growth rate for the fourth
        quarter 2012 and for interim periods in 2013. Consider adding a discussion and analysis
        of your growth rate.

27.   Please tell us why you do not break out your cost of revenues similarly as you have
        broken out your revenues.

28.   Please provide disclosure to discuss your provision for income taxes. This disclosure
        should discuss the significant reconciling items between your statutory tax rate and your
        effective tax rate.

Liquidity and Capital Resources, page 70

29.   On page 70, you disclose your belief that you have sufficient working capital and
        liquidity to support your operations for at least the next 12 months. Please revise to
        clarify whether this statement refers to the maintenance of your current level of
        operations with organic growth, or if it includes implementing your growth strategy
        discussed on pages 5, 80 and 81 and the associated capital investments needed to expand
        your operations. To the extent that you will use offering proceeds to implement your
        growth strategy, you should quantify the amounts of offering proceeds needed for the
        next 12 months.

Business, page 75

General

30.   We note that you do not provide disclosure of backlog believed to be firm pursuant to
        Item 101(c)(1)(viii) of Regulation S-K. Please advise us why you do not provide us this
        information or similar items such as bookings.

31.   Throughout your prospectus, you discuss that you are reliant on third-party entities for various aspects of your business operations. You rely on: third-party hub facilities in Ohio and Michigan to collect, sort and process the merchandise ordered and to be shipped; foreign currency exchanges, as discussed on page 74; and data centers to host your platform. Please explain to us why your business is not substantially dependent upon these agreements, either individually or by category of agreements. Otherwise, please file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. To the extent you are substantially dependent on these agreements, please describe their respective material terms in your prospectus.

Products and Services, page 81

32.   Please revise to provide a clear, concise description of how your ecommerce platform operates. For example, you describe the use of "APIs," but do not define or explain what this term means. We assume that API refers to application programming interface. Also, it is unclear whether your platform's core function is to clone or recreate a retailer's existing U.S. based website and change the language, currency, and international checkout pages, or if your software development team provides extensive creation of these ecommerce websites. Further, it is unclear whether you host these international sites on your servers and how much control you have over their day-to day function.

33.   It appears that you collect foreign taxes, such as value-added taxes or sales tax, on behalf of your customers. Please revise to describe your process of ensuring you meet the various international tax requirements in terms of paying the proper amount of tax and filing the appropriate tax filings.

Competition, page 87

34.   Please expand your discussion of the three other sources of competition that you briefly describe on page 87: third-party point solutions or freight forwarding services; full-Service ecommerce business process outsourcers; and large on-line marketplaces which provide retailers with international logistics support. You should describe these business models in more detail, provide examples and explain how your platform differs from their products.

35.   Please clarify whether the market for international ecommerce software and fulfillment services is highly fragmented and contains well-funded competitors.

Management, page 89

Executive Compensation, page 96

36.   Please clarify whether you have any individual employment agreements or arrangements
        with your named executive officers. Also, please revise to clarify whether you anticipate
        your executive compensation to materially increase after your IPO and transition to a
        publicly-traded company. We note, for example, that your compensation committee
        declined to issue any equity grants to your named executive officers in 2012 and through
        the period just prior to your IPO.

Certain Relationships and Related Party Transactions, page 104

37.   Please revise your disclosure on page 105 regarding the promissory notes issued to
        members of your management to include the details required by Instruction 3 of Item
        404(a) of Regulation S-K.

Description of Capital Stock, page 109

38.   Please revise to describe the material terms of your preemptive rights provision of your
        Investor Rights Agreement filed as Exhibit 4.2. You should clarify who holds the
        preemptive right to purchase new securities issued, the duration of the right, and the
        notice provisions. Further, please clarify that all of your principal stockholders are
        parties to this agreement.

Financial Statements

Notes to Consolidated Financial Statements

Note 1—Description of Business and Summary of Significant Accounting Policies

Accounting Principles, page F-8

39.   We note you identify several subsidiaries that are included in the consolidated financial
        statements. Please tell us whether any of these subsidiaries are significant under Rule 1-
        02(w) of Regulation S-X.

Revenue Recognition, page F-10

40.   Please provide your analysis that supports presenting revenue on a net basis and gross
        basis for your Global ecommerce services and fulfillment services respectively. Cite the
        accounting literature that supports your accounting. Your response should address the
        indicators outlined in ASC 605-45-45.

41.   Tell us whether the Global ecommerce services include a minimum fee or volume requirement. Describe the fee structure for these services including other features that are being combined into a single unit of accounting. In this regard, we note that you state that you earn a portion of your global ecommerce services revenue from fees paid to you by your customers based on a percentage of their sales generated through your platform (your page 52). Describe the nature of the fees that represent the remaining portion of this service fee.

42.   We note that you offer your customers a software platform. Please provide your analysis supporting why you believe that your platform should not be within the scope of ASC 985-605. Your response should address the criteria outlined in ASC 985-605-55-121.

Note 14 - Sale of Global Settlement Systems Business, Page F-33

43.   We note that you did not record the sale of Global Settlement Systems as a discontinued operation due to significant continuing involvement. Please describe the nature of your involvement and indicate why you believe that this involvement is significant. We refer you to ASC 205-20-45-1 and 55-17.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
        Joseph C. Theis, Jr., Esq.
        Goodwin Procter LLP